

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 24, 2009

Ms. Christini Spanoudaki
Chief Financial Officer
Hellenic Telecommunications Organizations S.A.
99 Kifissias Avenue
GR 15124 Amaroussion
Athens Greece

> **Re:** **Hellenic Telecommunications Organization S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 001-14876**

Dear Ms. Spanoudaki:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Notes to the Consolidated Financial Statements

3. Significant Accounting Policies, page F-12

12. Recognition of Revenues and Expenses, page F-17

1.   Describe for us in more detail your policy with respect to airtime and acquisition
        commission costs paid to master dealers. In this regard, we note that you expense
        certain costs as incurred and defer certain costs over the contract period. Clarify
        for us and in future filings the distinction between these types of costs and tell us
        your basis in the accounting literature for your policy.

5. Goodwill, page F-28

2.   We note that you assumed a downward rate of change of revenue in the goodwill
        impairment test for your Romania cash generating unit. Explain for us how you
        estimated the rate of increase of revenue for this unit and clarify your disclosure
        which states that the rate ranged from 38-3%. In addition, tell us and disclose, in
        future filings, the carrying amount of goodwill allocated to each cash generating
        unit, as required by paragraph 134(a) of IAS 36.

Note 23. Other Current Liabilities, page F-52

3.   Explain for us in more detail your accounting policy with respect to your
        investment in COSMOHOLDING CYPRUS LTD. Tell us your basis in the
        accounting literature for consolidating this entity on a 100% basis. In addition,
        describe the purpose and terms of the transaction, whereby MICROSTAR Ltd.
        acquired Class B shares of COSMOHOLDING CYPRUS LTD, which are subject
        to a redemption feature. Tell us your basis in the accounting literature for the
        measurement and classification of this redemption feature. Also, tell us where
        you have classified the changes in the liability balance.

29. Share Option Plan, page F-56

4.   We note you approved a Modified Share Option Plan in which you modified pre-
        existing share options outstanding under the Initial OTE Share Option Plan and
        replaced options already granted by COSMOTE under that existing plan. Clarify
        for us and disclose, in future filings, the nature and terms of the Modified Share
        Option Plan. Describe in more detail the discount calculated on the exercise price
        and your consideration of this discount in determining the fair value of the
        options. In addition, explain for us how you accounted for the modification of the

OTE plan and the replacement of outstanding options previously granted by Cosmote. Tell us what you mean by your statement that the "incremental fair values of the modifications to the existing COSMOTE plans were not positive so the Group continues to account for these plans as if the modification had not happened."

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director